Concordia International Corp. Announces Two
New Appointments to the Board of Directors
Itzhak Krinsky and Frank Perier, Jr. bring extensive pharmaceutical experience to the Board
OAKVILLE, ON – May 4, 2017 – Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR) (NASDAQ: CXRX), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today announced that Itzhak Krinsky, PhD. and Francis (Frank) Perier, Jr., have been appointed as members of the Company’s Board of Directors, effective immediately.
Following the appointment of Mr. Krinsky and Mr. Perier, the Board will consist of seven members, six of whom are independent.
“We are pleased to welcome Itzhak and Frank to the Concordia Board of Directors, and believe their pharmaceutical and financial experience will help the Company through this critical transformation period in our corporate lifecycle,” said Jordan Kupinsky, Non-Executive Chairman of Concordia. “We believe that their combination of domestic and global business experience will be a significant asset to the Board. They both have strong track records as trusted leaders in the pharmaceutical industry and bring a wealth of knowledge to our Company. I look forward to leveraging their expertise as we focus on stabilizing Concordia’s business and completing the Company’s longer-term growth strategy.”
Mr. Krinsky commented: “I am thrilled to be joining Concordia’s Board of Directors at this important time, and look forward to begin working with the Company as we focus on executing against the Company’s short-term and longer-term business objectives.”
“I am excited to join Concordia’s Board of Directors,” said Mr. Perier. “This is a unique opportunity to help shape a Company with valuable assets and a global footprint. I look forward to working with Allan Oberman, and the rest of the Board, to strengthen the business.”
About the New Board Members
Mr. Krinsky brings extensive global pharmaceutical, investment banking, and M&A experience to Concordia. He has been with Teva Pharmaceutical Industries for more than 10 years. As Executive Vice President of Corporate Business Development, he led more than 30 M&A transactions for the company. In his most recent role, Mr. Krinsky served as Chairman of Teva Japan and Chairman of Teva South Korea, where he was responsible for overseeing Teva’s pharmaceutical businesses in both countries. In 2014, he was named by SCRIP as one of the top 100 Global Leaders in the Pharmaceutical Industry. Prior to joining Teva, Mr. Krinsky served as Managing Director at Deutsche Bank, the Silverfern Group and Trenwith Securities, LLC, investment banks in New York City. He holds Bachelor, and Master of Arts in Economics degrees from Tel Aviv University and a Doctorate in Economics from McMaster University.
Mr. Perier has more than 18 years of experience in the pharmaceutical and healthcare industries, including senior roles at two major pharmaceutical companies. Most recently, he served as Chief Financial Officer of Forest Laboratories for 10 years, where he played a significant leadership role in the company’s multi-year growth initiative, in addition to overseeing multiple financial transactions.
Prior to Forest Laboratories, Mr. Perier served in several senior financial positions at Bristol-Myers Squibb (BMS), including four years as Vice President of Finance, Planning, Business Development and Information Technology in the ConvaTec Division, where he was responsible for the execution of the company’s strategic plan and business objectives. Prior to his time at BMS, Mr. Perier served in multiple roles at Deloitte & Touche LLP from 1981 to 1996, most recently as partner. He holds a Master of Business Administration (MBA) from New York University’s Leonard N. Stern School of Business and a Bachelor of Science in Accounting from Villanova University. He is also a Certified Public Accountant.
About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. The Company has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. Concordia also markets Photofrin® for the treatment of certain rare forms of cancer.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, Concordia’s commercial platform, the value of Concordia’s assets, Concordia’s transformation as an organization, each of Mr. Perier’s and Mr. Krinsky’s respective experience, knowledge and track record, the strengthening of Concordia’s business, Mr. Perier’s and Mr. Krinsky’s respective experiences being a significant asset to the Board of Concordia, Mr. Perier’s and Mr. Krinsky’s ability to help Concordia through a transformation period, the ability to leverage each of Mr. Perier’s and Mr. Krinsky’s experience as Concordia moves towards business stabilization and developing its long-term growth strategy, the development of a long term growth strategy (and the timing thereof), the stabilization of Concordia's business, the ability of Concordia to execute and deliver on its objectives, business plans and growth strategies, optimism about Concordia's future, the stability of Concordia's business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company's geographic and therapeutic platform, product lines and/or sales channels and the future growth of the Company (including, without limitation, the Company's expansion globally). Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including Concordia’s inability to transform its business, Concordia's inability to stabilize its business or to execute its business objectives, Concordia's inability to develop a long term strategic plan or being delayed in developing such plan, the inability of Mr. Perier and/or Mr. Krinsky to help Concordia through a transformation period, execute its business objectives and/or stabilize Concordia’s business, the inability to leverage Mr. Perier’s and/or Mr. Krinsky’s experience as Concordia moves towards business stabilization and developing its long-term growth strategy, Mr. Krinsky and/or Mr. Perier not being a significant asset to the Board of Concordia, the inability of Mr. Krinsky and/or Mr. Perier to bring a wealth of knowledge to Concordia, cash on hand and cash flows from operations being insufficient to meet Concordia's liquidity needs, which could result in Concordia having to refinance or restructure its debt, sell assets or seek to raise additional capital, which may be at less favourable terms, the inability to implement Concordia's objectives and priorities for 2017, which could result in financial strain on the Company and continued pressure on the Company's business, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks relating to clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products and Concordia's key products in its International and North America segments), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks associated with regulatory investigations (including investigations by competition authorities with respect to the Company's operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business (including the now enacted UK Health Service Medical Supplies (Costs) Bill), risks related to patent infringement actions, the loss of intellectual property rights, risks associated with class action litigation, risks associated with Concordia's inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations and class actions which Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
Investor and Media Contact
Adam Peeler
VP, Investor Relations & Communications
905-842-5150 ext. 240
Adam.Peeler@concordiarx.com

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